UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Information to be Included in Statements Filed

Pursuant to Rules 13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Curon Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

231292103 (CUSIP Number)

August 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP NO. 231292103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) U.S. Trust Corporation 13-3818952
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON* HC

Page 2 of 10 pages

CUSIP NO. 231292103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) United States Trust Company of New York 13-381954
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON* BK

Page 3 of 10 pages

CUSIP NO. 231292103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) U.S. Trust Company 06-1486047
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON* BK

Page 4 of 10 pages

CUSIP NO. 231292103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Excelsior Private Equity Fund II, Inc. 22-3510108
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 0 8 SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0
12	TYPE OF REPORTING PERSON* CO

Page 5 of 10 pages

CUSIP NO. 231292103

Item 1(a).	Name of Issuer: Curon Medical, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

46117 Landing Parkway Fremont, California 94538

Item 2(a).	Name of Person Filing:

(1) U.S. Trust Corporation

(2) United States Trust Company of New York

(3) U.S. Trust Company

(4) Excelsior Private Equity Fund II, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1),(2) 114 West 47th Street
and(4) New York, NY 10036

(3) 225 High Ridge Road
Stamford, CT 06905

Item 2(c).	Citizenship:

(1)and(2) New York
(3) Connecticut
(4) Maryland

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 231292103

Page 6 of 10 pages

CUSIP NO. 231292103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Page 7 of 10 pages

CUSIP NO. 231292103

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

		(1)	U.S. Trust Corporation: -0-

		(2)	United States Trust Company of New York: -0-

		(3)	U.S. Trust Company: -0-

		(4)	Excelsior Private Equity Fund II, Inc.: -0-

	(b)	Percent of class: -0-

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

U.S. Trust Corporation: -0- United States Trust Company of New York: -0- U.S. Trust Company: -0- Excelsior Private Equity Fund II, Inc.: -0-

		(ii)	shared power to vote or to direct the vote:

U.S. Trust Corporation: -0- United States Trust Company of New York: -0- U.S. Trust Company: -0- Excelsior Private Equity Fund II, Inc.: -0-

		(iii)	sole power to dispose or to direct the disposition of:

U.S. Trust Corporation: -0- United States Trust Company of New York: -0- U.S. Trust Company: -0- Excelsior Private Equity Fund II, Inc.: -0-

		(iv)	shared power to dispose or to direct the disposition of:

U.S. Trust Corporation: -0- United States Trust Company of New York: -0- U.S. Trust Company: -0-

Page 8 of 10 pages

CUSIP NO. 231292103

Excelsior Private Equity Fund II, Inc.: -0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2004	U.S. Trust Corporation

	By:	/s/ Douglas Lindgren
	Name:	Douglas Lindgren
	Title:	Managing Director

United States Trust Company of New York

	By:	/s/ James Bailey
	Name:	James Bailey
	Title:	Executive Vice President

U.S. Trust Company

	By:	/s/ Agnes Mullady
	Name:	Agnes Mullady
	Title:	Senior Vice President

Excelsior Private Equity Fund II, Inc.

	By:	/s/ Cynthia Englert
	Name:	Cynthia Englert
	Title:	Secretary

Page 10 of 10 pages